June 3, 2013

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kate Beukenkamp

Re: Clear Channel Communications, Inc., Clear Channel Capital I, LLC, AMFM Broadcasting, Inc., AMFM Operating Inc., Citicasters Licenses, Inc., Capstar Radio Operating Company, CC Broadcast Holdings, Inc., Christal Radio Sales, Inc., Cine Guarantors II, Inc., Citicasters Co., Clear Channel Broadcasting Licenses, Inc., Clear Channel Broadcasting, Inc., Clear Channel Identity, Inc., Clear Channel Holdings, Inc., Clear Channel Investments, Inc., Clear Channel Management Services, Inc., Clear Channel Mexico Holdings, Inc., Clear Channel Satellite Services, Inc., Critical Mass Media, Inc., Katz Communications, Inc., Katz Media Group, Inc., Katz Millennium Sales & Marketing Inc., Katz Net Radio Sales, Inc., M Street Corporation, Premiere Radio Networks, Inc., Terrestrial RF Licensing, Inc., CC Licenses, LLC, Clear Channel Real Estate, LLC, AMFM Broadcasting Licenses, LLC, AMFM Radio Licenses, LLC, AMFM Texas, LLC, AMFM Texas Broadcasting, LP, AMFM Texas Licenses, LLC, Capstar TX, LLC, CC Finco Holdings, LLC

Registration Statement on Form S-4

File No. 333-187696

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Clear Channel Communications, Inc. (the “Issuer”), Clear Channel Capital I, LLC, AMFM Broadcasting, Inc., AMFM Operating Inc., Citicasters Licenses, Inc., Capstar Radio Operating Company, CC Broadcast Holdings, Inc., Christal Radio Sales, Inc., Cine Guarantors II, Inc., Citicasters Co., Clear Channel Broadcasting Licenses, Inc., Clear Channel Broadcasting, Inc., Clear Channel Identity, Inc., Clear Channel Holdings, Inc., Clear Channel Investments, Inc., Clear Channel Management Services, Inc., Clear Channel Mexico Holdings, Inc., Clear Channel Satellite Services, Inc., Critical Mass Media, Inc., Katz Communications, Inc., Katz Media Group, Inc., Katz Millennium Sales & Marketing Inc., Katz Net Radio Sales, Inc., M Street Corporation, Premiere Radio Networks, Inc., Terrestrial RF Licensing, Inc., CC Licenses, LLC, Clear Channel Real Estate, LLC, AMFM Broadcasting Licenses, LLC, AMFM Radio Licenses, LLC, AMFM Texas, LLC, AMFM Texas Broadcasting, LP, AMFM Texas Licenses, LLC, Capstar TX, LLC, CC Finco Holdings, LLC (collectively with the Issuer, the “Registrants”) hereby request acceleration of the effective date of their Registration Statement on Form S-4 (File No. 333-187696), as amended (the “Registration Statement”), to 2:00 p.m. Eastern Time, on June 5, 2013 or as soon thereafter as practicable. The Registrants hereby acknowledge their responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

In addition, the Registrants acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James S. Rowe of Kirkland & Ellis LLP, special counsel to the Registrants, at (312) 862-2000, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely, CLEAR CHANNEL COMMUNICATIONS, INC.

By:	/s/ Hamlet T. Newsom, Jr.
Name:	Hamlet T. Newsom, Jr.
Title:	Vice President, Associate General Counsel and Assistant Secretary

AMFM TEXAS BROADCASTING, LP By AMFM Broadcasting, Inc., its general partner

By:	/s/ Hamlet T. Newsom, Jr.
Name:	Hamlet T. Newsom, Jr.
Title:	Vice President, Associate General Counsel and Assistant Secretary

AMFM BROADCASTING LICENSES, LLC

AMFM BROADCASTING, INC.

AMFM OPERATING, INC.

AMFM RADIO LICENSES, LLC

AMFM TEXAS LICENSES, LLC

AMFM TEXAS, LLC

CAPSTAR RADIO OPERATING COMPANY

CAPSTAR TX, LLC

CC BROADCAST HOLDINGS, INC.

CC LICENSES, LLC

CC FINCO HOLDINGS, LLC

CHRISTAL RADIO SALES, INC.

CINE GUARANTORS II, INC.

CITICASTERS CO.

CITICASTERS LICENSES, INC.

CLEAR CHANNEL BROADCASTING LICENSES, INC.

CLEAR CHANNEL BROADCASTING, INC.

CLEAR CHANNEL CAPITAL I, LLC

CLEAR CHANNEL HOLDINGS, INC.

CLEAR CHANNEL IDENTITY, INC.

CLEAR CHANNEL INVESTMENTS, INC.

CLEAR CHANNEL MANAGEMENT SERVICES, INC.

CLEAR CHANNEL MEXICO HOLDINGS, INC.

CLEAR CHANNEL REAL ESTATE, LLC

CLEAR CHANNEL SATELLITE SERVICES, INC.

CRITICAL MASS MEDIA, INC.

KATZ COMMUNICATIONS, INC.

KATZ MEDIA GROUP, INC.

KATZ MILLENNIUM SALES & MARKETING, INC.

KATZ NET RADIO SALES, INC.

M STREET CORPORATION

PREMIERE RADIO NETWORKS, INC.

TERRESTRIAL RF LICENSING, INC.

By:	/s/ Hamlet T. Newsom, Jr.
Name:	Hamlet T. Newsom, Jr.
Title:	Vice President, Associate General Counsel and Assistant Secretary

cc:	James S. Rowe, Esq.
Kirkland & Ellis LLP